UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 18, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Intertape Polymer Group Inc. (“Intertape”)

9999 Cavendish Blvd., suite 200

Montreal (Quebec) H4M 2X5

ITEM 2	Date of Material Change

May 16, 2012.

ITEM 3	News Release

A news release disclosing the material change was issued by Intertape on May 17, 2012 through the facilities of Marketwire.

ITEM 4	Summary of Material Change

Mr. James Pantelidis has been confirmed as a new member of the Company’s Board of Directors, following Intertape’s 2012 annual meeting of shareholders held May 16, 2012. Mr. Pantelidis replaces Torsten A. Schermer who did not seek re-election. The other directors remain the same.

ITEM 5	Full Description of Material Change

Mr. James Pantelidis has been confirmed as a new member of the Company’s Board of Directors, following Intertape’s 2012 annual meeting of shareholders held May 16, 2012. Mr. Pantelidis replaces Torsten A. Schermer who did not seek re-election. The other directors remain the same.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

ITEM 8	Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Bernard J. Pitz

Chief Financial Officer

Tel: 866-202-4713

ITEM 9	Date of Report

This report is dated as of the 17th day of May, 2012.

Schedule “A”

Intertape Polymer Group Inc. Elects New Director

MONTREAL, QUEBEC and BRADENTON, FLORIDA – May 17, 2012, Intertape Polymer Group Inc. (TSX: ITP) (“Intertape” or the “Company”) today announced that Mr. James Pantelidis has been confirmed as a new member of the Company’s Board of Directors, following Intertape’s 2012 annual meeting of shareholders held yesterday, May 16, 2012.

Mr. Pantelidis has extensive experience, both at Executive operating positions and as a Board member. He is currently Chairman of the Board of Parkland Fuel Corporation and has been Chairman and Director of EnerCare Inc. since 2002. He also serves on the Boards of RONA Inc., Industrial Alliance Insurance and Financial Services Inc. In addition, he is a member of a number of Board Committees. Mr. Pantelidis has a Bachelor of Science degree and a Master of Business Administration degree, both from McGill University.

“We welcome Jim to the board,” said Eric Baker, Chairman of the Board. “He is highly experienced and will bring added depth to the Intertape team. We also extend our thanks to Torsten Schermer, who did not seek re-election at the AGM, for his contributions to the Board and support of Intertape over the past four and half years as a director.”

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 19 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements. While these statements are based on certain factors and assumptions which Management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc. Elects New Director

MONTREAL, QUEBEC and BRADENTON, FLORIDA – May 17, 2012, Intertape Polymer Group Inc. (TSX: ITP) (“Intertape” or the “Company”) today announced that Mr. James Pantelidis has been confirmed as a new member of the Company’s Board of Directors, following Intertape’s 2012 annual meeting of shareholders held yesterday, May 16, 2012.

Mr. Pantelidis has extensive experience, both at Executive operating positions and as a Board member. He is currently Chairman of the Board of Parkland Fuel Corporation and has been Chairman and Director of EnerCare Inc. since 2002. He also serves on the Boards of RONA Inc., Industrial Alliance Insurance and Financial Services Inc. In addition, he is a member of a number of Board Committees. Mr. Pantelidis has a Bachelor of Science degree and a Master of Business Administration degree, both from McGill University.

“We welcome Jim to the board,” said Eric Baker, Chairman of the Board. “He is highly experienced and will bring added depth to the Intertape team. We also extend our thanks to Torsten Schermer, who did not seek re-election at the AGM, for his contributions to the Board and support of Intertape over the past four and half years as a director.”

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 19 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements. While these statements are based on certain factors and assumptions which Management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000